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                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2002

                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

               CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                       (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X   Form 40-F ___
                   -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ___ No   X
                    -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                           FORM 6-K: TABLE OF CONTENTS

1. Press Release of Scottish Power plc, dated June 12, 2002, regarding resignation of ScottishPower non-executive director.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             /s/ Scottish Power plc
                                             ------------------------------
                                             (Registrant)

Date June 13, 2002                       By: /s/ Alan McCulloch
     ----------------------                  -------------------------------
                                             Alan McCulloch
                                             Assistant Company Secretary
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              RESIGNATION OF SCOTTISHPOWER NON-EXECUTIVE DIRECTOR

Scottish Power plc today announces that Allan Leighton has resigned as a Non-executive Director from its Board with immediate effect to concentrate on his other commitments. Mr Leighton, who was recently appointed Chairman of Consignia, joined the ScottishPower Board in January 2001.

Enquiries:

Colin McSeveny    Group Media Relations Manager      0141-636-4515
Andrew Jamieson   Head of Investor Relations         0141-636-4527

12 June 2002